

The Law Offices of
Mark Louis Greenwald
Attorney at Law
E-mail: mgreenwald@satx.rr.com

9901 IH 10 West, Suite 800
San Antonio, Texas 78230
Phone: 210.696.2550
Fax: 210. 568.6877

Board Certified in Employment Law
By The Texas Board of Legal Specialization

Tuesday, April 01, 2008

File Number: 82-35155

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
USA



Re: Rule 12g3-2(b) Exemption Filing for Zazu Metals Corporation

Dear Sir or Madam –

For purposes of maintaining the exemption from Section 12(g) filing requirements afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), Zazu Metals Corporation (the "*Company*") is furnishing the information listed below. The Company is a corporation organized under the laws of Canada and its common shares were listed on the Toronto Stock Exchange in December 2007.

Attached please find a copy of the information that the Company (i) has made or was required to make public pursuant to the laws of Canada, (ii) has filed or was required to file with the Toronto Stock Exchange which was made public by such exchange or (iii) has distributed or was required to distribute to its security holders.

Very Truly Yours,

Mark Louis Greenwald
Vice President and General Counsel
Zazu Metals Corporation

dlw 4/16

ZAZU METALS CORPORATION

Annual Financial Statements
For the years ended December 31, 2007 and 2006
(in US dollars)


ZAZU
METALS CORPORATION



PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of
Zazu Metals Corporation

We have audited the consolidated balance sheets of Zazu Metals Corporation as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for year ended December 31, 2007 and for the period from November 29, 2006 to December 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007 and for the period from November 29, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 27, 2008

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31, 2007 and 2006
In U.S. dollars

	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$10,538,533	$10,511,517
Receivables	75,410	62
Prepaid expenses	53,789	-
	10,667,732	10,511,579
Mineral properties (note 3)	21,533,657	-
Equipment (note 4)	286,212	-
Deferred costs (note 5)	-	60,000
	$32,487,601	$10,571,579
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$642,761	$295,567
Due to related parties (note 6)	34,875	60,000
	677,636	355,567
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	31,025,718	5,000
Special warrants (note 7(b))	-	10,048,475
Warrants (note 7(c))	749,600	-
Contributed surplus (note 7(d))	674,472	319,983
Stock options (note 7(f))	234,900	-
Deficit	(874,725)	(157,446)
	31,809,965	10,216,012
	$32,487,601	$10,571,579

Subsequent events (note 12)

Approved by the Board of Directors:

"Gil Atzmon" (signed)
Gil Atzmon
Director

"Bryan Morris" (signed)
Bryan Morris
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars

	For the year ended December 31, 2007	For the period from incorporation (November 29, 2006) to December 31, 2006
General and administrative expenses:		
Amortization	$2,237	$ -
Audit and accounting	104,144	-
Consulting fees	233,750	100,000
Directors' fees (note 6(b))	34,875	-
Incorporation costs	5,367	1,000
Insurance	25,918	-
Investor and shareholder relations	45,002	722
Legal fees	63,252	10,000
Office, rent and communication	44,579	53
Regulatory and transfer agent	135,236	-
Salaries and benefits	172,308	50,000
Stock based compensation (note 7(f))	234,900	-
Travel	47,414	8,608
Loss before other items	1,148,982	170,383
Other items:		
Interest income	432,513	12,937
Foreign exchange loss	(810)	-
Net loss and comprehensive loss for the period	(717,279)	(157,446)
Deficit, beginning of period	(157,446)	-
Deficit, end of period	($874,725)	($157,446)
Basic and diluted loss per share	($0.12)	($0.08)
Weighted average number of shares outstanding	6,063,409	2,031,250

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars

	For the year ended December 31, 2007	For the period from incorporation (November 29, 2006) to December 31, 2006
Cash was provided by (used in):		
Operating activities		
Loss for the period	($717,279)	($157,446)
Items not involving cash:		
Amortization	2,237	-
Directors' fees	34,875	-
Incorporation costs	-	1,000
Stock based compensation	234,900	-
Change in non-cash working capital (note 10)	218,057	294,505
	(227,210)	138,059
Financing activities		
Shares issued for cash	3,763,174	5,000
Share issuance costs	(957,017)	-
Warrants issued for cash	1,040,600	-
Warrants issuance costs	(291,000)	-
Special warrants issued for cash	20,082,825	11,400,000
Special warrants issuance costs	(1,562,250)	(1,031,542)
	22,076,332	10,373,458
Investing activities		
Deferred exploration costs incurred	(1,208,068)	-
Purchase of equipment	(337,944)	-
Property acquisition	(20,276,094)	-
	(21,822,106)	-
Increase in cash	27,016	10,511,517
Cash, beginning of period	10,511,517	-
Cash, end of period	$10,538,533	$10,511,517
Supplementary information:		
Deferred costs	$ -	$60,000
Fair value of broker warrants issued	354,489	319,983

The accompanying notes are an integral part of these financial statements

---

1. Nature of operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. They include the accounts of the Company and its wholly-owned subsidiary, Zazu Alaska, a company incorporated under the laws of the State of Alaska, USA. All significant intercompany transactions have been eliminated.

b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

d) Mineral properties

Direct mineral property acquisition costs, holding costs, field exploration and field supervisory costs are deferred on a property-by-property basis until the properties are brought into production, at which time they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge to operations will be made.

The amounts reported as mineral property interests represent costs incurred to date and do not necessarily reflect present or future values.

e) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from

earnings and reported as other comprehensive income or loss. All investments are designated as available for sale. As at the period end, the carrying value of cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate their fair values due to their immediate or short term nature. The Company held no investments at the period end.

f) Deferred Costs

Costs related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

g) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

h) Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligations.

i) Share capital

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the balance is allocated to the common shares.

iv) Costs directly identifiable with the raising of financing through the issuance of common shares, special warrants and warrants are recorded as a reduction of capital stock, special warrants and warrants respectively.

j) Amortization

Amortization is recorded on the declining balance method at annual rates of 45% for computer equipment and 20% for office furniture and equipment. One half of the normal rate is recorded in the year of acquisition.

The Company's exploration equipment is being amortized on a usage basis. Under the Company's agreement with its drilling contractor, the contractor can earn title to the exploration equipment by completing certain performance conditions.

k) Stock based compensation

The Company has a stock-based compensation plan, which is described in note 7(f). The Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying options, with the offset to a separate component of shareholders' equity (Stock

options). Any consideration paid by employees on exercise of stock options, along with the related fair value previously credited to the separate component of shareholders' equity, is credited to share capital.

l) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;
ii) Non-monetary items at the historical exchange rate;
iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;
iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

m) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

n) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The effect of potential issuances of shares from the exercise of outstanding options and warrants would be anti-dilutive for the periods presented and accordingly, basic and diluted loss per share are the same.

o) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income/loss includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in the other comprehensive income/loss.

p) Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company did not have any VIE's in the year ended December 31, 2007.

q) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in both Canada and the United States, exposing it to market risks from changes in the Canadian currency exchange rate. The financial risk is the risk to the Company's operations that arises from

fluctuations in the Canadian currency exchange rate and the degree of volatility of this rate. Currently, the Company does not use derivative instruments to reduce its exposure to Canadian currency risk.

r) *Recent accounting pronouncements*

In February 2007, the CICA issued Handbook Section 1535, *Capital Disclosures* which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company's financial statements.

In February 2007, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosure* ("Section 3862") and Handbook Section 3863, *Financial Instruments – Presentation* ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The adoption of Section 3862 and 3863 are not expected to have a significant effect on the Company's financial statements.

In June 2007, the CICA issued Handbook Section 3031, *Inventories* which becomes effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The adoption of this standard is not expected to have any effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, *Goodwill and Intangible Assets*, replacing Sections 3062, *Goodwill and Other Intangible Assets*, and 3450, *Research and Development Costs*. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company has not yet determined the effect, if any, that the adoption of this new standard will have on its financial statements.

3. Mineral properties

LIK Property

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited.

On February 26, 2007, Zazu Alaska and GCO Minerals Company ("GCO") entered into an exploration and option agreement (the "GCO Exploration and Option Agreement"). This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck American, pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in qualifying expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

As of December 31, 2007, a total of $6,241,171 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement. The adjusted total amount of qualifying expenditures is currently estimated to

be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that the holder of the GCO interest would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska and GCO cancelled the GCO Exploration and Option Agreement, and Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 and the grant of a 2% net proceeds interest. The qualifying expenditures must still be incurred in order to obtain a further 30% and the election by Teck American must occur in order to obtain the final 20% in the LIK Block property pursuant to the purchase and sale agreement dated May 31, 2007.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2006	2007 Expenditures	Balance December 31, 2007
Acquisition	$ -	$20,276,094	$20,276,094
Deferred exploration			
Administration	-	58,720	58,720
Assays/analysis	-	68,221	68,221
Camp construction and supplies	-	167,760	167,760
Drilling	-	418,258	418,258
Environmental consultants	-	22,278	22,278
Freight and logistics	-	185,364	185,364
Geological consultants	-	239,374	239,374
Maps and reports	-	81,363	81,363
Travel	-	16,225	16,225
	-	1,257,563	1,257,563
	$ -	$21,533,657	$21,533,657

4. Equipment

	Cost	Dec 31, 2007 Accumulated amortization	Net book value	Dec 31, 2006 Net book value
Exploration equipment	$325,342	$49,495	$275,847	$ -
Computer equipment	7,814	1,758	6,056	-
Office furniture and equipment	4,788	479	4,309	-
	$337,944	$51,732	$286,212	$ -

5. Deferred costs

During 2006, the Company incurred $60,000 in costs related to evaluating the LIK property. These costs were charged to mineral properties at the time that the LIK property agreement was consummated (note 3).

6. **Related party transactions**

a) As at December 31, 2006, the Company owed $60,000 to a company controlled by a senior officer and director of the Company, which relates to third party costs for mineral property and administrative expenses. The amount was interest free and was paid in full in the fourth quarter of 2007.

b) The Company accrued $34,875 (2006 – nil) for directors' fees. These fees were paid in full in the first quarter of 2008. The amount was interest free with no specific terms of repayment.

c) The Company has paid certain share issuances, incorporation and legal costs in the amount of $277,700 (2006 - $42,766) to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

7. **Capital stock**

a) Common shares

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Shares issued for cash pursuant to private placement	5,000,000	$5,000
Balance, December 31, 2006	5,000,000	5,000
Shares issued for cash pursuant to private placements	251,571	365,249
Shares issued for cash pursuant to initial public offering	2,536,300	3,397,925
Shares issued on exercise of special warrants	100,000	100,000
Shares issued on conversion of special warrants	22,775,900	28,114,561
Share issuance costs	-	(957,017)
Balance, December 31, 2007	30,663,771	$31,025,718

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

The Company issued 100,000 Common Shares to a holder of 100,000 2006 Special Warrants (defined in note 7(b)) upon exercise in accordance with the terms thereof.

During 2007, the Company completed two private placements: In February 2007, the Company issued 100,000 Common Shares at $1.00 per share; and in August 2007 the Company issued 151,571 common shares to subscribers including directors and officers of the Company at $1.75 per share for total gross proceeds of $365,249. The Company paid $6,665 in legal and other costs for net proceeds of $358,584.

In December 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit was comprised of one common share and one-half of one common share purchase warrant (see note 7(c)). Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. The Company paid a 7% commission in the amount of $310,697 and $930,655 in legal fees and other costs, for total cash offering costs of $1,241,352 and net proceeds of $3,197,173. The fair value of the warrants was calculated using the Black-Scholes option pricing model and the Company allocated $1,040,600 of the gross proceeds and $291,000 of the offering costs to the warrants (see note 7(c)).

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants of the Company have been automatically converted into an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled (see note 7(b)).

b) *Special warrants*

Issued and outstanding:

	Number of special warrants	Amount
Special warrants issued for cash pursuant to private placement	11,400,000	$11,400,000
Fair value of broker warrants	-	(319,983)
Special warrant issuance costs	-	(1,031,542)
Balance, December 31, 2006	11,400,000	10,048,475
Special warrants issued for cash pursuant to private placement	11,475,900	20,082,825
Exercise of special warrants	(100,000)	(100,000)
Fair value of broker warrants	-	(354,489)
Special warrant issuance costs	-	(1,562,250)
Special warrants converted pursuant to initial public offering	(22,775,900)	(28,114,561)
Balance, December 31, 2007	-	$ -

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at $1.00 per 2006 Special Warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants (see note 7(d)) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees and other costs for total cash offering costs of $1,031,542 and net proceeds of $10,368,458.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into the GCO Exploration and Option Agreement. Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Special Warrant was exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date would be automatically exercised on such date.

The Company completed the first tranche of a private placement on June 28, 2007, issuing a total of 10,654,400 special warrants (the "2007 Special Warrants") at $1.75 per 2007 Special Warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,113 (see note 7(d)) (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of $1,305,164 and $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of its interest in the LIK property.

The Company completed the second tranche of a private placement, on July 5, 2007, issuing a further 821,500 2007 Special Warrants at $1.75 per 2007 Special Warrant for gross proceeds of $1,437,625. The Company also issued a further 41,075 2007 Broker Special Warrants with a fair value of $25,376 and paid a 7% commission in

the amount of $100,634 and $13,532 in legal fees and other costs for total cash offering costs of $114,166 and net proceeds of $1,323,459.

Each 2007 Special Warrant was exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below)and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date would be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" meant the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

On December 19, 2007, the Company completed its initial public offering and had its shares listed for trading on the Toronto Stock Exchange. Upon this Liquidity Event, all outstanding special warrants were converted into common shares of the Company.

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued a total of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitled the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share related. The purpose of the Special Voting Shares was solely to provide to the holders thereof the same voting rights they would have had they directly acquired the Common Shares underlying the Special Warrants which they purchased. These Special Voting Shares were cancelled upon the conversion of the Special Warrants into Common Shares as part of the Company's initial public offering in December 2007.

c) *Warrants*

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2006	-	$ -
Warrants issued for cash pursuant to initial public offering	1,268,150	1,040,600
Warrant issuance costs	-	(291,000)
Balance, December 31, 2007	1,268,150	$749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

The fair value of the warrants was determined at the time of issue using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	70%
Risk free rate	4.20%
Expected life of warrants	5 years

d) Broker warrants and contributed surplus

In connection with the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares. These broker special warrants were converted into broker warrants upon the completion of the Company's initial public offering in December 2007. Broker warrants outstanding are:

	Number of broker warrants	**Amount**	**Weighted average exercise price**
Broker warrants issued	906,400	$319,983	$1.00
Balance, December 31, 2006	906,400	319,983	$1.00
Broker warrants issued	573,795	354,489	$1.75
Balance, December 31, 2007	1,480,195	$674,472	$1.29

Each 2006 Broker Special Warrant was exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration and was automatically converted for 2006 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2006 Broker Warrant is exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share.

Each 2007 Broker Special Warrant was exercisable for one warrant (a "2007 Broker Warrant") for no additional consideration and was automatically converted for 2007 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share.

The fair value of the broker warrants issued was estimated on the date of issue using the Black-Scholes Option Pricing Model and the broker warrants estimated fair value of $354,489 (2006 - $319,983) was recorded in Contributed Surplus based on the following weighted average assumptions:

	2007	**2006**
Expected dividend yield	0%	0%
Expected stock price volatility	70%	75%
Risk free rate	4.20%	4.20%
Expected life of warrants	1.5 years	1.5 years

e) Stock options

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at December 31, 2007:

	Number	**Average exercise price**
Outstanding, December 31, 2006	-	$ -
Issued	2,775,000	1.75
Outstanding, December 31, 2007	2,775,000	$1.75

The stock options outstanding at December 31, 2007 expire as follows:

Expiry Date	Number outstanding	Exercise price	Exercisable
December 2012	2,775,000	$1.75	-
Outstanding, December 31, 2007	2,775,000	$1.75	-

None of the options granted in 2007 had vested by December 31, 2007.

f) Stock based compensation

During 2007 the Company recognized $234,900 (2006 – nil) of stock based compensation with corresponding increases in the separate stock options category of shareholders' equity.

The weighted average fair value of the option grants for the options issued was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	70%
Risk free rate	4.20%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period

8. Income taxes

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006
Accounting loss	($717,279)	($157,446)
Tax recovery at the statutory rate of 34%	($243,900)	($53,500)
Non deductible stock based compensation	79,900	-
Deductible portion of equity issue costs	(261,200)	(70,100)
Reduction in future income tax recovery due to decrease in tax rate	87,500	25,700
Expected tax recovery	(337,700)	(97,900)
Valuation allowance	337,700	97,900
Net future tax asset	$ -	$ -

All of the difference between the actual tax recovery of nil and the expected tax recovery relates to the tax benefit of losses not currently recognized due to a full valuation allowance having been recorded against those tax benefits. The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006, after applying enacted corporate income tax rates, are as follows:

	December 31, 2007	December 31, 2006
Non-capital losses	$435,600	$97,900
Valuation allowance	(435,600)	(97,900)
Net future tax asset	$ -	$ -

The Company has approximately $1,613,500 of non-capital losses for tax purposes that expire between 2026 and 2027. Certain of the Company's losses are restricted in their use.

Certain prior year amounts have been amended based on updated information.

9. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at December 31, 2007 and revenues and expenses for the year ended December 31, 2007 by geographic areas are as follows:

	Canada	United States	Total
2007			
Assets	$10,672,569	$21,815,032	$32,487,601
General and administrative expenses	($1,090,642)	($58,340)	($1,148,982)
Other items	431,703	-	431,703
Net loss	($658,939)	($58,340)	($717,279)

The Company's assets at December 31, 2006 and revenues and expenses for the period from the incorporation date of November 29, 2006 to December 31, 2006 by geographic areas are as follows:

	Canada	United States	Total
2006			
Assets	$10,571,579	$ -	$10,571,579
Interest income	$12,937	$ -	$12,937
General and administrative expenses	(170,383)	-	(170,383)
Net loss	($157,446)	$ -	($157,446)

10. Change in non-cash operating working capital

	2007	2006
Receivables	($75,348)	($62)
Prepaid expenses	(53,789)	-
Accounts payable	347,194	294,567
	$218,057	$294,505

11. Commitments

The following is a summary of the Company's commitments as at December 31, 2007:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Drilling services agreement – US$	$876,300	$876,300	$ -	$ -	$ -
Office operation leases – CDN$	54,420	54,420	-	-	-
Office operation leases – US$	3,555	3,555	-	-	-
Consulting agreements – US$	1,875,750	459,000	1,215,500	201,250	-
Employment agreements – US$	1,470,833	310,000	930,000	230,833	-

During the year the Company entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

12. Subsequent events

In January 2008, the Company entered into an agreement to purchase a second drill rig for the LIK project. The agreed price was $210,000 and a partial payment of $51,000 was made in February 2008.

In January 2008, the Company entered into an agreement for the use of a helicopter during the 2008 work season at the LIK project. The agreement calls for minimum fees of $245,700 over the expected 90-100 day season.

In March 2008, the Company entered into a consulting contract with its Vice President, Corporate Development. The agreement is a five year contract with an annual fee of $120,000. The Company may terminate the agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In March 2008, the Company granted 150,000 stock options with a term of five years and an exercise price of $1.75 per share. These stock options were granted pursuant to the Company's Stock Option Plan.


END